Correspondence Filing VIA EDGAR

April 3, 2007

William J. Kotapish, Esq.
Chief, Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

  RE: Separate Account II of Integrity Life Insurance Company
      Response to SEC comments on Amendment Number 27 to Registration Statement File Numbers 033-51268 and 811-07134, filed on February 12, 2007

Dear Mr. Kotapish:

This letter is in response to comments from the Securities and Exchange Commission staff ("Commission" or "Staff") received on March 28, 2007 on Post-Effective Amendment Number 27 to the above referenced registration statement of Integrity Life Insurance Company (Integrity). The Staff's comments are restated below and each one has been addressed.

1. Correct the Highest Possible Total Separate Account Annual Expenses, which should be 2.15%. Done. See relevant pages of the Pinnacle V prospectus filed as Addendum 1 to this letter.

2. Disclose the duration on the fee waivers noted in footnotes 6 and 8 to the Total Annual Portfolio Operating Expenses Table. Done. See relevant pages of the Pinnacle V prospectus filed as Addendum 1 to this letter.

3. In Part C, correct the references to registration statement 333-44876. Done. See relevant pages of Part C filed as Addendum 2 to this letter.

Registrants will include the revisions from Addenda 1 and 2 to this letter in its 485(b) filing to be made on or about April 20, 2007, subject to any additional comments the Staff may have. We hope these responses address the Staff's concerns.

In connection with the forgoing we acknowledge that: (i) Integrity is responsible for the adequacy and accuracy of the disclosure in its registration statements; (ii) the comments of the Commission's staff, or changes to disclosures in the registration statements in response to the comments of the Commission's staff does not foreclose the Commission from taking any action with respect to the registration statements; and (iii) Integrity may not assert the comments of the Commission's staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any questions, please do not hesitate to call me at 513-629-1854.

                                        Sincerely,
                                        /s/ Rhonda S. Malone
                                        Associate Counsel - Securities
                                        Western & Southern Financial Group

Copy:   Alison T. White, Esq. via overnight mail

Addendum 1 to Correspondence Filing April 3, 2007

Relevant pages of the Integrity Life Insurance Company Pinnacle V prospectus:

Part 1 - Fees and Expense Tables and Summary

The following tables describe the fees and expenses that you will pay when buying, owning, withdrawing from and surrendering the contract.(1)

The first table describes the fees and expenses that you will pay at the time you buy the contract, withdraw from or surrender the contract, or transfer cash value among Investment Options. State premium tax may also be deducted.(2)

Contract Owner Transaction Expenses

   ---------------------------------------------------------- -----------------
   Maximum Deferred Sales Load (Withdrawal Charge) as                8%
   a percentage of contributions(3)
   ---------------------------------------------------------- -----------------
   Transfer Charge (for each transfer after 12                      $20
   transfers in one Contract Year)(4)
   ---------------------------------------------------------- -----------------



The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including Total Annual Portfolio Operating Expenses.

Annual Administrative Charge

   ---------------------------------------------------------- -----------------
   Annual Administrative Charge(5)                                  $30
   ---------------------------------------------------------- -----------------


Separate Account Annual Expenses as a percentage of value charged

   ---------------------------------------------------------- -----------------
   Mortality and Expense Risk Charge(6)                           1.55%
   ---------------------------------------------------------- -----------------
   Optional Enhanced Earnings Benefit                             0.50%
   Charge (maximum charge)(7)
   ---------------------------------------------------------- -----------------
   Optional Guaranteed Minimum Accumulation Benefit Charge(8)     0.60%
   ---------------------------------------------------------- -----------------
   Optional Guaranteed Minimum Withdrawal Benefit Charge(9)       0.60%
   ---------------------------------------------------------- -----------------

   Highest Possible Total Separate Account Annual Expenses(10)    2.15%
   ---------------------------------------------------------- -----------------


-----------------

(1) Expenses for prior versions of the contract are located in Part 10, Prior Contracts.

(2)  State premium taxes currently range from 0 to 4%.

(3)  Withdrawal charges decrease based on the age of each contribution.
     See Part 4.

(4) This charge does not apply to transfers made in the Dollar Cost Averaging, Customized Asset Rebalancing, or Systematic Transfer programs.

(5) This charge will be waived if the Account Value is at least $50,000 on the last day of the Contract Year.

(6)  Assessed daily on the amount allocated to the Variable Account Options

(7) Assessed quarterly to the Account Value and is based on the Annuitant's age on the Contract Date:


     ------------------------- ------------------------------ -----------------------------------------
               Age              Charge at annual effective        Total Charge to Variable Account
                                           rate                               Options
     ------------------------- ------------------------------ -----------------------------------------

            59 or less                     0.20%                               1.75%
     ------------------------- ------------------------------ -----------------------------------------
              60-69                        0.40%                               1.95%
     ------------------------- ------------------------------ -----------------------------------------
              70-79                        0.50%                               2.05%
     ------------------------- ------------------------------ -----------------------------------------


(8)  Assessed daily on the amount allocated to your GMAB Investment Options

(9)  Assessed annually based on the Adjusted GWB. See Part 6

(10) You may elect only one of the optional benefits: EEB, GMAB or the GMWB. Therefore the highest possible total separate account annual charges reflect the election of one of the two benefits with the higher cost.

The following table shows the total operating expenses charged by the Portfolios that you will pay periodically during the time you own the contract. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio. The range of expenses (prior to reimbursements and fee waivers) that are deducted from the Portfolios' assets, including management fees, distribution or 12b-1 fees and other expenses are:

Minimum: 0.35%                     Maximum: 1.98%

Total Annual Portfolio Operating Expenses

Gross Portfolio annual expenses prior to any waivers and reimbursements as a percentage of average net assets in each Portfolio:

------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
                                                                            Manage-                           Acquired      Total
Portfolio                                                                    ment     12b-1        Other        Fund       Annual
                                                                             Fees       Fee       Expenses    Expenses    Expenses
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
DWS Small Cap Index VIP Fund, Class B(1)                                    0.45%      0.25%       0.05%        N/A         0.75%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP Asset Manager Portfolio, Service Class 2 (2)                   0.52%      0.25%       0.15%        N/A         0.92%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP Balanced Portfolio, Service Class 2 (3)                        0.42%      0.25%       0.20%        N/A         0.87%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP Contrafund Portfolio, Service Class 2 (2)                      0.57%      0.25%       0.09%        N/A         0.91%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP Disciplined Small Cap Portfolio, Service Class 2 (4),(5)       0.71%      0.25%       0.73%        N/A         1.69%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP Dynamic Capital Appreciation Portfolio, Service Class 2 (3)    0.56%      0.25%       0.24%        N/A         1.05%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP Equity-Income Portfolio, Service Class 2                       0.47%      0.25%       0.10%        N/A         0.82%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP Freedom 2010 Portfolio, Service Class 2                         N/A       0.25%        N/A        0.57%        0.82%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP Freedom 2015 Portfolio, Service Class 2                         N/A       0.25%        N/A        0.61%        0.86%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP Freedom 2020 Portfolio, Service Class 2                         N/A       0.25%        N/A        0.64%        0.89%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP Freedom 2025 Portfolio, Service Class 2                         N/A       0.25%        N/A        0.65%        0.90%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP Freedom 2030 Portfolio, Service Class 2                         N/A       0.25%        N/A        0.68%        0.93%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP Growth Portfolio, Service Class 2 (2)                          0.57%      0.25%       0.12%        N/A         0.94%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP Growth & Income Portfolio, Service Class 2 (2)                 0.47%      0.25%       0.13%        N/A         0.85%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP Growth Opportunities Portfolio, Service Class 2 (3)            0.57%      0.25%       0.17%        N/A         0.99%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP High Income Portfolio, Service Class 2                         0.57%      0.25%       0.15%        N/A         0.97%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP Index 500 Portfolio, Service Class 2 (6)                       0.10%      0.25%       0.00%        N/A         0.35%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP Investment Grade Bond Portfolio, Service Class 2               0.32%      0.25%       0.12%        N/A         0.69%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP Mid Cap Portfolio, Service Class 2 (2)                         0.57%      0.25%       0.11%        N/A         0.93%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Fidelity VIP Overseas Portfolio, Service Class 2 (2)                        0.72%      0.25%       0.16%        N/A         1.13%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
FTVIPT Franklin Growth and Income Securities Fund, Class 2 (7)              0.49%      0.25%       0.05%        N/A         0.79%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
FTVIPT Franklin Income Securities Fund, Class 2 (7)                         0.46%      0.25%       0.01%         N/A        0.72%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
FTVIPT Franklin Large Cap Growth Securities Fund, Class 2 (7)               0.72%      0.25%        0.04%        N/A        1.01%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
FTVIPT Franklin Small Cap Value Securities Fund, Class 2 (8), (9)           0.51%      0.25%        0.17%     0.03%(8)      0.96%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
FTVIPT Mutual Shares Securities Fund, Class 2                               0.60%      0.25%        0.21%        N/A        1.06%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
FTVIPT Templeton Foreign Securities, Class 2 (8),(10)                       0.63%      0.25%        0.15%     0.03%(8)      1.06%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
FTVIPT Templeton Growth Securities, Class 2 (7)                             0.74%      0.25%        0.04%        N/A        1.03%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Touchstone VST Balanced Fund(11)                                            0.80%      0.00%       0.53%        N/A         1.33%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Touchstone VST Baron Small Cap Fund(11)                                     1.05%      0.00%       0.50%        N/A         1.55%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Touchstone VST Core Bond Fund(11)                                           0.55%      0.00%       0.46%        N/A         1.01%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Touchstone VST Eagle Capital Appreciation Fund(11)                          0.75%      0.00%       0.48%       0.01%        1.24%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Touchstone VST Enhanced Dividend 30 Fund(11)                                0.65%      0.00%       0.55%        N/A         1.20%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Touchstone VST Growth & Income Fund(11)                                     0.80%      0.00%       0.51%       0.02%        1.33%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Touchstone VST High Yield Fund(11)                                          0.50%      0.00%       0.48%        N/A         0.98%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Touchstone VST Mid Cap Growth Fund(11)                                      0.80%      0.00%       0.48%        N/A         1.28%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Touchstone VST Money Market Fund, Service Class(11)                         0.18%      0.25%       0.25%        N/A         0.68%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Touchstone VST Third Avenue Value Fund(11)                                  0.79%      0.00%       0.36%       0.02%        1.17%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Touchstone VST Value Plus Fund(11)                                          0.75%      0.00%       0.69%       0.01%        1.45%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Touchstone VST Aggressive ETF Fund, Service Class (11), (12)                0.40%      0.25%       0.53%       0.20%        1.38%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------

------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
                                                                            Manage-                           Acquired      Total
Portfolio                                                                    ment     12b-1        Other        Fund       Annual
                                                                             Fees       Fee       Expenses    Expenses    Expenses
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Touchstone VST Conservative ETF Fund, Service Class(11), (12)               0.40%      0.25%       0.76%       0.18%        1.59%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Touchstone VST Enhanced ETF Fund, Service Class (11), (12)                  0.40%      0.25%       0.20%       0.26%        1.11%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Touchstone VST Moderate ETF Fund, Service Class(11), (12)                   0.40%      0.25%       0.37%       0.20%        1.22%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Van Kampen LIT Comstock Portfolio, Class II                                 0.56%      0.25%        0.03%        N/A        0.84%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Van Kampen LIT Strategic Growth Portfolio, Class II                         0.70%      0.25%        0.08%        N/A        1.03%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Van Kampen UIF Emerging Markets Debt Portfolio, Class II(1)(3)              0.75%      0.35%        0.35%        N/A        1.45%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Van Kampen UIF Emerging Markets Equity Portfolio, Class II(13)              1.23%      0.35%        0.40%        N/A        1.98%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------
Van Kampen UIF U.S. Real Estate Portfolio, Class II(13)                     0.73%      0.35%        0.28%        N/A        1.36%
------------------------------------------------------------------------ ----------- ----------- ----------- ----------- -----------


     (1) Includes 0.10% administration fee.

     (2) A portion of the brokerage commissions that each Fidelity VIP Portfolio pays may be reimbursed and used to reduce that portfolio's expenses. In addition, through arrangements with the Portfolios' custodian, credits realized as a result of uninvested cash balances are used to reduce the portfolio's custodian expenses. Including these reductions, the total class operating expenses for these Portfolios would have been as set forth in the table in below. These offsets may be discontinued at any time.

     -------------------------------------------- ---------------------------------------
     Fidelity VIP Portfolio                       Net Total Expenses after Arrangements
                                                           Described Above
     -------------------------------------------- ---------------------------------------
     Asset Manager, Service Class 2                               0.90%
     -------------------------------------------- ---------------------------------------
     Contrafund, Service Class 2                                  0.90%
     -------------------------------------------- ---------------------------------------
     Growth, Service Class 2                                      0.92%
     -------------------------------------------- ---------------------------------------
     Growth & Income, Service Class 2                             0.84%
     -------------------------------------------- ---------------------------------------
     Mid Cap, Service Class 2                                     0.91%
     -------------------------------------------- ---------------------------------------
     Overseas, Service Class 2                                    1.06%
     -------------------------------------------- ---------------------------------------

     (3) A portion of the brokerage commissions that the portfolio pays may be reimbursed and used to reduce the portfolio's expenses. Including this reduction, the total class operating expenses for these portfolios would have been as set forth in the table below. These offsets may be discontinued at any time.


     ------------------------------------------------------ ---------------------------------------
     Fidelity VIP Portfolio                                 Net Total Expenses after Arrangements
                                                                       Described Above
     ------------------------------------------------------ ---------------------------------------
     Balanced, Service Class 2                                              0.84%
     ------------------------------------------------------ ---------------------------------------
     Dynamic Capital Appreciation, Service Class 2                          1.04%
     ------------------------------------------------------ ---------------------------------------
     Growth Opportunities, Service Class 2                                  0.94%
     ------------------------------------------------------ ---------------------------------------

     (4) The portfolio's manager has voluntarily agreed to reimburse the class to the extent that the total operating expenses (excluding interest, taxed certain security lending costs, brokerage commissions and extraordinary expenses) as a percentage of its average net assets, exceed 1.25%. This arrangement can be discontinued by the fund's manger at any time.

     (5) Through arrangements with the Portfolios' custodian, credits realized as a result of uninvested cash balances are used to reduce the portfolio's custodian expenses. Including these reductions, the total class operating expenses for these Portfolios would have been 1.23%. These offsets may be discontinued at any time.


     (6) Management fees for the portfolio have been reduced to 0.10%, and class expenses are limited to 0.35% (these limits do not apply to interest, taxes, brokerage commissions, security lending fees, or extraordinary expenses). This expense limit may not be increased without approval of the portfolio's shareholders and board of trustees. Thus, the expense limit is required by contract and is not voluntary on the fund manager's part. This expense limit may be discontinued at any time.


     (7) The portfolio administration fee is paid indirectly through the management fee.


     (8) The manager has agreed in advance to reduce its fee from assets invested by the portfolio in a Franklin Templeton money market fund (the acquired fund) to the extent that the portfolio's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the SEC and will remain in place until April 30, 2008.


     (9) Net total annual portfolio expenses after management and administration fee reductions were 0.93%.

     (10) Net total annual portfolio expenses after management and administration fee reductions were 1.03%.

     (11) The advisor has contractually agreed until at least December 31, 2007 to waive a portion of its advisory fee and/or reimburse certain fund expenses in order to limit net expenses as follows:

     ---------------------------------- ----------------------------------- ------------------------------------
     Touchstone Variable Series          Net Total Expenses after Waivers    Net Total Expenses after Waivers
     Trust Portfolio                     and Reimbursements with Acquired       and Reimbursements without
                                                  Fund Expenses                   Acquired Fund Expenses
     ---------------------------------- ----------------------------------- ------------------------------------
     Balanced                                         0.90%                                0.90%
     ---------------------------------- ----------------------------------- ------------------------------------
     Baron Small Cap                                  1.65%                                1.65%
     ---------------------------------- ----------------------------------- ------------------------------------
     Core Bond                                        0.75%                                0.75%
     ---------------------------------- ----------------------------------- ------------------------------------
     Eagle Capital Appreciation                       1.06%                                1.05%
     ---------------------------------- ----------------------------------- ------------------------------------
     Enhanced Dividend 30                             0.75%                                0.75%
     ---------------------------------- ----------------------------------- ------------------------------------
     Growth & Income                                  0.87%                                0.85%
     ---------------------------------- ----------------------------------- ------------------------------------
     High Yield                                       0.80%                                0.80%
     ---------------------------------- ----------------------------------- ------------------------------------
     Mid Cap Growth                                   1.15%                                1.15%
     ---------------------------------- ----------------------------------- ------------------------------------

     ---------------------------------- ----------------------------------- ------------------------------------
     Money Market, Service Class                      0.54%                                0.54%
     ---------------------------------- ----------------------------------- ------------------------------------
     Third Avenue Value                               1.07%                                1.05%
     ---------------------------------- ----------------------------------- ------------------------------------
     Value Plus                                       1.16%                                1.15%
     ---------------------------------- ----------------------------------- ------------------------------------
     Aggressive ETF, Service Class                    0.95%                                0.75%
     ---------------------------------- ----------------------------------- ------------------------------------
     Conservative ETF, Service Class                  0.93%                                0.75%
     ---------------------------------- ----------------------------------- ------------------------------------
     Enhanced ETF, Service Class                      1.01%                                0.75%
     ---------------------------------- ----------------------------------- ------------------------------------
     Moderate ETF, Service Class                      0.95%                                0.75%
     ---------------------------------- ----------------------------------- ------------------------------------

     (12) The Service Class shares began operations in July, 2006. Integrity and Touchstone Advisors have agreements which provide that Integrity is responsible for payment of expenses exceeding the expense caps on the ETF Portfolios.

     (13) The fees disclosed reflect gross ratios prior to any voluntary waivers/reimbursements of expenses by the advisor. The advisor has voluntarily agreed to waive a portion or all of its management fee and/or reimburse expenses to the extent necessary so that total annual operating expenses, excluding certain investment related expenses such as foreign country tax expense and interest expense on borrowing, do not exceed the 1.35% for Emerging Markets Debt, Class II, 1.65% for the Emerging Markets Equity, Class II and 1.35% for U.S. Real Estate, Class II. The advisor may terminate these voluntary waivers at any time at its sole discretion. Additionally the distributor has agreed to waive a portion of the 12b-1 fee for Class II shares. The distributor may terminate these voluntary waivers at any time at its sole discretion.

Addendum 2 to Correspondence Filing April 2, 2007
INT Sep Acct II                                                 February 2007

                  Relevant Pages of PART C - Other Information

Item 24.    Financial Statements and Exhibits

(a) Financial Statements included in Part A:

Condensed Financial Information for the Portfolios

Financial Statements included in Part B*:

Integrity Life Insurance Company Separate Account II:
     Report of Independent Registered Public Accounting Firm
     Statements of Assets and Liabilities as of December 31, 2006
     Statements of Operations for the Year Ended December 31, 2006
     Statements of Changes in Net Assets for the Years Ended December 31, 2006 and 2005
     Notes to Financial Statements

Integrity Life Insurance Company (Depositor):
     Report of Independent Registered Public Accounting Firm
     Balance Sheets (Statutory-Basis) as of December 31, 2006 and 2005 Statements of Operations (Statutory-Basis) for the Years Ended December 31, 2006 and 2005
     Statements of Changes in Capital and Surplus (Statutory-Basis) for the Years Ended December 31, 2006 and 2005
     Statements of Cash Flow (Statutory-Basis) for the Years Ended December 31, 2006 and 2005
     Notes to Financial Statements (Statutory-Basis)

The Western and Southern Life Insurance Company (Guarantor):
     Report of Independent Registered Public Accounting Firm
     Balance Sheets (Statutory-Basis) as of December 31, 2006 and 2005 Statements of Operations (Statutory-Basis) for the Years Ended December 31, 2006 and 2005
     Statements of Changes in Capital and Surplus (Statutory-Basis) for the Years Ended December 31, 2006 and 2005
     Statements of Cash Flow (Statutory-Basis) for the Years Ended December 31, 2006 and 2005
     Notes to Financial Statements (Statutory-Basis)

* The financial statements listed in this item will be included in a 485(b) filing in April 2007.

(b) Exhibits:

The following exhibits are filed herewith or incorporated by reference as indicated:


1. Resolutions of the Board of Directors of Integrity Life Insurance Company (Integrity) authorizing the establishment of Separate Account II, the Registrant. Incorporated by reference to Registrant's Post-Effective Amendment No.11 to registration statement on Form N-4 (File No. 333-44876) filed on July 19, 2006.


2.   Not applicable.


3.
     a. Form of Selling/General Agent Agreement between Integrity and broker dealers. Incorporated by reference to Registrant's Post-Effective Amendment No.11 to registration statement on Form N-4 (File No. 333-44876) filed on July 19, 2006.


     b. Form of Variable Contract Principal Underwriter Agreement with Touchstone Securities Corporation dated January 1, 2006, filed herewith.


4.
     a. Form of variable annuity contract. Incorporated by reference to Registrant's Post-Effective Amendment No.11 to registration statement on Form N-4 (File No. 333-44876) filed on July 19, 2006.


     b. Form of Guaranteed Minimum Accumulation Benefit Rider, incorporated by reference from post-effective amendment 25 to Registrant's form N-4 registration statement (File No. 33-51268), filed February 17, 2006.

     c. Form of Guaranteed Minimum Withdrawal Benefit and Schedule Page, filed herewith.


5. Form of application. Incorporated by reference to Registrant's Post-Effective Amendment No.11 to registration statement on Form N-4 (File No. 333-44876) filed on July 19, 2006.

6.
     a. Certificate of Incorporation of Integrity. Incorporated by reference to Registrant's Post-Effective Amendment No.11 to registration statement on Form N-4 (File No. 333-44876) filed on July 19, 2006.

     b. By-Laws of Integrity. Incorporated by reference to Registrant's Post-Effective Amendment No.11 to registration statement on Form N-4 (File No. 333-44876) filed on July 19, 2006.


7. Reinsurance Agreement between Integrity and Connecticut General Life Insurance Company (CIGNA) effective January 1, 1995. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56654), filed on May 1, 1996.

8.
     a. Form of Participation Agreement among Variable Insurance Products Fund, FDC and Integrity, dated February 1, 1997. Incorporated by reference from Form N-4 registration statement of Separate Account I of Integrity (File No. 33-56658), filed on May 1, 1997.

     b. Form of Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributor, Inc., Touchstone Securities, Inc. and Integrity dated January 6, 2003, incorporated by reference from post-effective amendment 25 to Registrant's form N-4 registration statement (File No. 33-51268), filed February 17, 2006.

     c. Form of Participation Agreement between JPM Series Trust II and Integrity. Incorporated by reference to Registrant's Form N-4 registration statement (File No. 33-51268) filed on April 28, 1999.

     d. Form of Participation Agreement between MFS Variable Insurance Trust, Massachusetts Financial Services Company and Integrity, incorporated by reference to Registrant's registration statement on Form N-4 (File No. 33-51268) filed April 28, 2000.

     e. Form of Participation Agreement among Putnam Variable Trust, Putnam Retail Management, Inc. and Integrity dated January 1, 2001 incorporated by reference from post-effective amendment 25 to Registrant's form N-4 registration statement (File No. 33-51268), filed February 17, 2006.

     f. Form of Participation Agreement among Touchstone Variable Series Trust and Integrity dated April 30, 2001 incorporated by reference to Registrant's registration statement on Form N-4 (File No. 033-56654) filed October 15, 2001.

     g. Form of Participation Agreement among Deutsche Asset Management VIT Funds, Deutsche Asset Management, Inc. and Integrity dated October 2, 1997, amended May 1, 2001 and May 1, 2002, incorporated by reference from post-effective amendment 25 to Registrant's form N-4 registration statement (File No. 33-51268), filed February 17, 2006.

     h. Form of Participation Agreement among The Universal Institutional Funds, Inc., Morgan Stanley & Co., Inc., Morgan Stanley Investment Management, Inc. and Integrity, dated January 2, 2003, incorporated by reference from post-effective amendment 25 to Registrant's form N-4 registration statement (File No. 33-51268), filed February 17, 2006.

     i. Form of Participation Agreement among Van Kampen Investments Trust, Van Kampen Funds, Inc., Van Kampen Asset Management, Inc. and Integrity dated January 2, 2003, incorporated by reference from post-effective amendment 25 to Registrant's form N-4 registration statement (File No. 33-51268), filed February 17, 2006.

9.
     a. Opinion and Consent of Rhonda S. Malone, Esq. as to the legality of the securities being registered, filed herewith.

     b. Opinion and Consent of Rhonda S. Malone, Esq. as to the legality of the guarantee of securities being registered, filed herewith.

10.  Not applicable.

11.  Not applicable.

12.  Not applicable.

13. Powers of Attorney of the Board of Directors of The Western and Southern Life Insurance Company (WSLIC), filed herewith.

14.  Guarantee from WSLIC to the policy holders of Integrity, filed herewith.

15.  Cover letter.

16. Statement regarding updated financial statements of the Registrant, Depositor and Guarantor filed herewith.

                                       2